ทะเบียนเลขที่ บมจ. 53

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ L.249 /2003

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

September 12, 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Additional Investment in Yetagun Project, Union of Myanmar

Reference is made to PTTEP International Limited (PTTEPI), and PTTEP Offshore Investment Company Limited (PTTEPO), the subsidiaries of PTT Exploration and Production Public Company Limited (PTTEP), which have a 14.1667% participation interest in the Yetagun Project, Union of Myanmar. The other joint venture partners are Premier Petroleum Myanmar Limited (PPML) (the Operator), Petronas Carigali Myanmar Inc. (PCMI), Myanma Oil and Gas Enterprise, and Nippon Oil Exploration (Myanmar) Limited.

PTTEP wishes to announce that PTTEPI, PTTEPO and the joint venture partners have exercised their rights to purchase the entire shares owned by PPML in the Yetagun project, which consist of the shares in the Production Sharing Contract in Blocks M-12, M-13, and M-14 located in the Gulf of Mataban, Union of Myanmar, and the shares in the Yetagun Gas Export Pipeline. Consequently, PTTEPI and PTTEPO have acquired an additional 5.1511% share, resulting in an increased stake from 14.1667% to 19.3178%. The net acquisition cost as of September 10, 2003 was approximately USD 78 million. PPML, which is now part of the affiliate group of PCMI, will be the Operator. The transaction will be retroactive to September 30, 2002.

This additional investment in the Yetagun Project has been under negotiation since mid 2002 whereby the joint venture partners have the First Right of Refusal under the Joint Operating Agreement to increase their stakes. The transaction is expected to be completed within today.

Yours sincerely,

Chitrapongse Kwangsukstith
President

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